TransAlta Corporation
Box 1900, Station "M"
110-12th Avenue S.W
Calgary, Alberta
T2P 2M1

Maryse C. St.-laurent
Corporate Secretary

Bus. (403) 267-7655
Fax. (403) 267-2559
ma ryse_stla urent@transalta.com

February 11, 2008

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE:      TransAlta Corporation
           Annual and Special Meeting of Shareholders
           April 22, 2008

We wish to confirm the following dates regarding the Annual Meeting of Shareholders:

DATE OF MEETING:	Apri I 22, 2008
RECORD DATE FOR NOTICE:	February 25, 2008
RECORD DATE FOR VOTING:	February 25, 2008
BENEFICIAL OWNERSHIP DETERMINATION DATE:	February 25, 2008
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common
SPECIAL MEETING:	Yes

Yours truly, signed "Maryse St.-Laurent" Maryse St.-Laurent Corporate Secretary